ADVERUM BIOTECHNOLOGIES, INC.

100 Cardinal Way

Redwood City, California 94063

March 18, 2024

VIA EDGAR

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

RE:	Adverum Biotechnologies, Inc.

Registration Statement on Form S-3 (File No. 333-277634)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Adverum Biotechnologies, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-277634) (the “Registration Statement”) to become effective on Wednesday, March 20, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Kenneth Guernsey and Julia Boesch of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Julia Boesch of Cooley LLP, counsel to the Registrant, at (415) 693-2326, or in her absence, Kenneth Guernsey at (415) 693-2091.

[Remainder of page intentionally left blank]

Very truly yours,

ADVERUM BIOTECHNOLOGIES, INC.

By:	/s/ Linda Rubinstein
Name:	Linda Rubinstein
Title:	Chief Financial Officer

cc:	Kenneth Guernsey, Cooley LLP

Julia Boesch, Cooley LLP